OLDWEBSITES.COM, INC.
175 East, 400 South, Suite 900
Salt Lake City, Utah, 84111
(801) 531-0404

United States Securities and Exchange Commission	November 3, 2009
Washington, DC, 20549

Att:  Michael F. Johnson

Re:  Oldwebsites.com, Inc.
        Preliminary Revised Proxy Statement on Schedule 14A
        Filed October 20, 2009
        File No. 000-52546

Matter:  Response to comments received on October 30, 2009

Dear Mr. Johnson

We have addressed the comments you have sent in regards to our preliminary proxy statement filing of October 20, 2009.  Please refer to the following responses:

1.	Mr. Roszel has signed the response letter
2.
The audit committee statement has been revised on Page 6 to correct the discrepancy.  The Company does not have standing audit, nominating, compensation or other committees of its Board of Directors.  Any pre-approval required of policies and procedures to be preformed by the independent accountants would be approved by the Board of Directors.

3.
The filing has been revised in regards to information regarding the Board of Directors.   The chart stating the number and percentage of shares owned and or beneficially held has been divided into two segments.  One for persons (other than management) known to the Company to beneficially own more than 5% of the outstanding common shares of the Company and a second chart for shares beneficially owned by each officer and director of the Company and all officers and directors as a group.  The background of Terrence Millie has also been edited to disclose that he is an independent director of the Company.

4.
The Company is already classified as a shell company and has been since it was spun off from RecycleNet Corporation on September 7, 2007.   We have re-stated the background of the Company to make this classification more distinctive.  We have addressed the disadvantages of being a shell company and the potential impact of the divestiture of the operations of the Company on the price of the common stock.

5.
The proxy voting form has been revised to disclose the shareholder vote necessary to approve each proposal.   It has been disclosed with Proposal Number 3 that Cooksmill NetSystems, Inc, Paul Roszel and his immediate family including James Roszel, as related parties to this transaction, will withhold their votes from this proposal.

6.
The section has been revised to describe in material detail how the sale price and form of consideration were determined and negotiated, to disclose the extent of the involvement of Paul and James Roszel in the negotiations and the view of the board of directors as to whether the transaction is fair to and in the best interest of the shareholders.

7.
The Description of the Business, Description of Property, Legal Proceedings, Management Discussion and Analysis of Financial Condition and Results of Operations, and the Changes in and Disagreements with Accountants on Accounting and Financial Disclosures have been added to the Company’s financial information of it’s Annual Report of December 31, 2008 on Form 10-K.

In connection with responding to the comments received on October 30, 2009 the Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to the disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the comments submitted to the Company have been adequately answered.

If you have additional questions, please contact our counsel

STEVEN L. TAYLOR, PC
Lawyer
175 East 400 South, Suite 900
Salt Lake City, Utah 84111
801 578-3283

Sincerely,

    /s/ James Roszel
James Roszel, President and CEO
November 3, 2009

CC:  Steven L. Taylor, Esq.
        Steven L. Taylor, PC